EXHIBIT 3

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Common Shares which were effectuated by Saba Capital from the filing of the Schedule 13D on 9/30/26 through the market open of the filing date of this Schedule 13D/A.  All trades were effected in the open market.

Trade Date	Buy/Sell	Shares	Price
9/29/2026	Buy	400	5.94
10/5/2026	Buy	26,848	5.94
10/29/2026	Sell	400	6.63
11/2/2026	Sell	15,713	6.68
11/4/2026	Sell	73,362	6.66